February 6, 2017

Anu Dubey

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Smart Trust 302

(File No. 333-215492) (CIK 1693483)

Ms. Dubey:

This letter responds to the comments we received from the staff of the Securities and Exchange Commission (the “Commission”) in a conversation between Matthew Wirig and Anu Dubey on January 27, 2017 regarding the principal investment strategy of Smart Trust 302 (File No. 333-215492) (the “Fund”). The Registration Statement on Form S-6 relating to the Fund was initially filed with the Commission on January 10, 2017. The following are our responses to the staff’s comments:

Comment 1:

The second sentence under “Investment Summary—Principal Investment Strategy” on page A-3 defines “preferred securities” as “preferred stocks, trust preferred securities and subordinated or junior notes and debentures.” The staff requested an explanation of why it is appropriate for junior notes and debentures to be included in the definition of preferred securities.

The Fund will be the third series of Hennion & Walsh, Inc.’s (the “Sponsor”) Smart Trust, Preferreds Plus Trust. Smart Trust 255 (File No. 333-210725), the first series, was declared effective on July 18, 2016, and Smart Trust 282 (File No. 333-213887), the second series, was declared effective on December 2, 2016. Preferred securities are generally defined to include preferred stocks, trust preferred securities and subordinated or junior notes and debentures. As is already described in the risk disclosure of the prospectus, “subordinated or junior notes or debentures are securities that generally have priority to common stock and other preferred securities in a company’s capital structure but are subordinated to other bonds and debt instruments in a company’s capital structure.” Preferred securities combine characteristics of both stocks and bonds. They typically pay a fixed rate of income and are sold on the basis of yield but are typically traded on securities exchanges and sit below more senior debt issuances in an issuer’s capital structure. This describes the types of subordinated or junior notes and debentures that have been included in prior series of the Smart Trust, Preferreds Plus Trusts and are anticipated by the Sponsor to be included in the Fund and future series of Preferreds Plus Trusts. Accordingly, the Sponsor believes it is appropriate to include subordinated or junior notes or debentures in the definition of “preferred securities” for purposes of the Fund’s investment strategy.

Comment 2:

The second and third sentences under “Investment Summary—Principal Investment Strategy” on page A-3 provide two different percentage restrictions on the percentage of the portfolio that will be invested in preferred securities. The staff requested that the Sponsor consider whether both descriptions are necessary and to explain why the restrictions are different.

The second sentence under “Investment Summary—Principal Investment Strategy” on page A-3 provides that “Under normal market conditions, at least 80% of the trust’s net assets will be invested in preferred securities, defined for this purpose as preferred stocks, trust preferred securities and subordinated or junior notes and debentures.” This sentence is designed to state the investment policy of the Fund intended to comply with the requirements of Section 35(a) of the Investment Company Act of 1940 (the “1940 Act”) and Rule 35d-1 under the 1940 Act, and relates to the composition of the Fund at all times “under normal market conditions.”

The third sentence under “Investment Summary—Principal Investment Strategy” on page A-3 provides that “The trust’s portfolio is divided into two asset segments as of the time of original selection: at least 90% invested in preferred securities; and up to 10% invested in common stock of ETFs.” This sentence provides potential investors with additional information about the intended composition of the Fund’s portfolio at the time of original selection. Both statements are entirely consistent with one another and provide potential investors with important information about the selection methodology and investment policies of the Fund.

We have been advised that the Sponsor would like to activate the Fund and have the Registration Statement declared effective on March 22, 2017, or as soon as possible thereafter. Please do not hesitate to contact the undersigned at (312) 845-3834 or Matthew T. Wirig at (312) 845-3432 should you have any questions.

Very truly yours,

Chapman and Cutler LLP

By	/s/ SCOTT R. ANDERSON
Scott R. Anderson